Mail Stop 3561

February 27, 2008

Adam Radly
Chief Executive Officer and President
Inova Technology Inc.
233 Wilshire Blvd., Suite 400
Santa Monica, CA 90401

> **Re: Inova Technology Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2008**
> **File No. 0-27397**

Dear Mr. Radly:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note that the company submitted its most recent filing as a preliminary proxy statement (PRE 14A) via EDGAR instead of as revised preliminary proxy materials (PRER14A). Please file subsequent amendments as revised preliminary proxy materials.

2.   We note that the company has outstanding comments with respect to an ongoing review of its Form 10-KSB for the year ended April 30, 2006. Please be advised that we will be unable to clear the preliminary proxy statement until all comments with respect to the Form 10-KSB have been resolved.

3.   We note that currently there are currently 949,217,911 shares of common stock outstanding (only 600,000,000 of which are authorized and validly issued). We also note that this represents an increase of 221,129,829 shares from your previous filing on December 21, 2007. We also note that the December 21, 2007 Form 8-K related to the Desert Communications acquisition indicates that you

would have approximately 1,200,000,000 shares of common stock outstanding following the acquisition. Please explain how the company was able to issue additional shares given that the company had already discovered that it had exceeded its authorized shares. With respect to all shares issued in excess of the authorized number of shares, please disclose the dates such shares were issued.

Directors and Executive Officers

4.   We note your response to comment seven in our letter dated January 9, 2008. However, it is still unclear what the principal occupation of each officer and director has been for the past five years. See Item 401 of Regulation S-B. For example, please disclose the dates Mr. Radly held the position of chief financial officer of Inova and the dates Mr. Radly served as general manager of Web's Biggest. In addition, please disclose the date Mr. Aunger became managing partner of Advisors LLC and when he served as chief financial officer of the company. Please disclose the date Mr. Mandelbaum became president of Software Growth Services, LLC as well as the dates Mr. Mandelbaum served as Chief Commercial Officer of SunGard Data Systems.

We also note that the disclosure regarding Mr. Radly's tenure at Isis Communications was removed. If Mr. Radly served as chief executive officer of Isis during the past five years, please disclose the dates of such service. Please also disclose Mr. Aunger's positions at Web's Biggest and the dates he held such positions.

We also note under the heading "Transactions with Related Persons" that Mr. Radly controls companies called Southbase LLC and Data Management, Inc. Please disclose the positions held by Mr. Radly at these companies and the dates such positions have been held.

5.   We note your response to comment 12 in our letter dated January 9, 2008. Because Mr. Bates has now been appointed as Chief Financial Officer, please provide the information required by Item 401 of Regulation S-B. In addition, please include Mr. Bates in the beneficial ownership table. See Item 403(b) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 3

6.   Please separately disclose in the table the ownership of Paul Aunger, an officer and director of the company. See Item 403(b) of Regulation S-B.

Transactions with Related Persons, page 4

7.   Please disclose the number of shares of common stock that were issued upon conversion of $600,000 of the loan outstanding from Southbase LLC and the date that such shares were issued. Please briefly describe the material terms of the warrants, including but not limited to, the exercise price, any vesting period, registration rights, and anti-dilution provisions. We may have further comment.

8.   Please disclose the amount of the loan from Advisors LLC. Please disclose whether any registration rights were granted in connection with the shares issued. Please disclose the conversion rate. We may have further comment.

9.   Please disclose the amount of consulting fees paid by the company to Southbase LLC.

10.   Please disclose the number of preferred shares beneficially owned by Mr. Radly (through his control of Southbase LLC) in the beneficial ownership table on page three.

11.   Please indicate whether the transactions with affiliated persons were on terms at least as favorable to the company as would have been available from unaffiliated parties.

Executive Compensation

12.   We note that the salaries accrued by Messrs. Radly and Aunger during 2007 have been removed from the compensation table. Please advise us as to the reason for such revision. If such salaries are being accrued by the company to be paid at a later date, please disclose that in the proxy statement.

13.   Please revise the Summary Compensation Table to conform to the requirements of Item 402 of Regulation S-B. In addition, please provide the narrative disclosure required by Item 402(c) of Regulation S-B which would include a discussion of the material terms of any employment agreements.

Independent Public Accountants

14.   We note your response to comment 11 in our letter dated January 9, 2008. However, we were unable to locate the disclosure required by Item 407(d)(3) of Regulation S-B. Please note that in the absence of an audit committee, the disclosure must be made by board members performing the equivalent function of an audit committee or by the entire board of directors. See Item 407(d)(3)(ii) of Regulation S-B.

Proposal Number 2: Implementation of a Reverse Stock Split of the Company's Stock

15.   We note the disclosure on page eight of the proxy statement that the company will issue shares to persons holding less than 100 shares of the company's common stock after the implementation of the stock split. Please disclose your analysis of the available exemption under the Securities Act of 1933 and the rules and regulations thereunder for the issuance of such shares. Please also disclose approximately how many shares the company expects to issue in this regard.

*****

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Samuel Whitley
       Whitley Law Group, P.C.